ERIC M. LERNER
PARTNER
PHONE 212-715-9494
FAX 212-715-8000
ELERNER@KRAMERLEVIN.COM

September 30, 2010

Securities and Exchange Commission
Washington, DC 20549-4628
Attn: Kevin Stertzel, Esq.

Re:	American Lorain Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 30, 2010
Form 10K/A for the Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 1-34449

Dear Mr. Stertzel:

Reference is made to the letter dated September 28, 2010 from H. Roger Schwall, (Assistant Director, Division of Corporate Finance of the Securities and Exchange Commission) to Mr. Yilun Jin, Chief Financial Officer of our client American Lorain Corporation (“American Lorain”), setting forth comments of the SEC Staff to American Lorain’s above referenced SEC filings.

As we discussed, American Lorain will be providing written responses to the Staff’s comments. We hereby respectfully request, on behalf of our client, that American Lorain’s time to respond to the Staff’s comments be extended by an additional 10 business days to October 26, 2010. The extension is being requested due to the fact that Mr. Jin is traveling this week, and in order to coordinate the efforts of the internal staff and outside auditors who will need to prepare the response and to address language/translation timing

Please advise me to confirm the Staff’s granting of the extension to respond to October 26, 2010.

Very truly yours,

/s/ Eric M. Lerner
Eric M. Lerner

cc: Yulin Jin